ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February	16, 2006

Patrick O’Brien

(617) 951-7527

patrick.obrien@ropesgray.com

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	Oscient Pharmaceuticals Corporation

Form 10-K for the year ended December 31, 2004

(File No. 0-10824) filed on March 16, 2005

Dear Mr. Rosenberg:

In connection with the Commission’s comments contained in its letter dated December 22, 2005 that pertain to Oscient Pharmaceuticals Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-10824) (the “From 10;K”) filed on March 16, 2005 and the Company’s responses to such comments, please be advised that the Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you need anything further. I can be reached at 617-951-7527. Thank you.

Very truly yours,

/s/ PATRICK O’BRIEN

Patrick O’Brien

cc:	Stephen Cohen, Chief Financial Officer

Joseph Vittiglio, Esq.

Robert E. Farrell, Jr. Corporate Controller